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                                                                   EXHIBIT 14(A)

TO:   R. McGrail    R. Zylstra    D. Rein
      R. Keller     A. Bowling    J. Grimsley


FROM: Ralph R. Papitto
      Chairman and CEO

DATE: May 12, 2003

RE:   CODE OF ETHICS FOR SENIOR EXECUTIVE PERSONNEL

     Lynch Corporation has always held itself and its employees to the highest standards of ethical and trustworthy behavior in all of its business dealings. As such, Lynch has always required that:

     "Transactions of the Company should be properly accounted for on the Company's books. This is essential to the integrity of the Company's financial reporting."

     Accordingly, this Code of Ethics will reaffirm that, as members of the senior executive staff of Lynch, we have a special obligation:

     1. To ensure that external and internal financial data, and other information contained in our public reports, are complete, accurate, timely, understandable, and present the facts fairly;

     2. To uphold honest and ethical conduct, especially in relation to the handling of actual and apparent conflicts of interest.

     3. To report any conflict of interest (actual or apparent), any violation or suspected violation of this code of ethics, or any unusual event, to the Company's Audit Committee;

     4. To ensure the Company is in full compliance with the law, all applicable rules and government regulations, and Company policy, both in letter and in spirit.

     Any employee who violates this code of ethics is subject to disciplinary action, which may include termination of employment. The same is true of any employee who knows of, but fails to, report another employee's violation of law or Company policy.

Ralph R. Papitto